Exhibit 99.1

INDIVIOR PLC (THE 'COMPANY')

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

The relevant notification set out below is provided in accordance with the requirements of the UK Market Abuse Regulation.

The Company announces that it was notified on March 1, 2024 of the following changes to the interests of Directors and persons discharging managerial responsibilities ('PDMR') in the Ordinary Shares of $0.50 each in the Company ('Shares').

In accordance with the Rules of the Indivior Long-Term Incentive Plan ('LTIP'), conditional awards held by the PDMRs named below, which were granted on March 1, 2021, vested on March 1, 2024.  The vesting of these awards was settled on a net settled basis, resulting in the delivery of shares in the amounts set out below.

Name of PDMR	Number of vested Shares	Number of Shares delivered1	Number of vested Shares subject to two-year holding period
Cynthia Cetani	120,353	66,073
Mark Crossley2	300,000	-	287,700
Jon Fogle	193,624	106,305
Christian Heidbreder	244,825	134,408
Kathryn Hudson	53,367	28,283
Vishal Kalia	64,558	35,442
Ryan Preblick2	213,665	-	204,904
Richard Simkin	298,241	163,734
Hillel West	139,727	93,990

1.   Includes Shares delivered in the form of Depositary Interests ('DIs').

2.   Mark Crossley and Ryan Preblick's awards vested on a net-settled basis on March 1, 2024 to account for US social taxes due.  The vested awards are subject to a further two-year holding period.

Following these transactions, the PDMRs have beneficial interests in the following number of Shares:

Name of PDMR	Number of Shares held1
Cynthia Cetani	187,810
Mark Crossley	90,032
Jon Fogle	166,651
Christian Heidbreder	227,330
Kathryn Hudson	61,141
Vishal Kalia	124,947
Ryan Preblick	64,466
Richard Simkin	251,324
Hillel West	121,723

3.   Includes Shares held in the form of DIs.

Kathryn Hudson
Company Secretary

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Cynthia Cetani
2	Reason for the notification
a)	Position/status	PDMR - Chief Integrity and Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Indivior PLC
b)	LEI	213800V3NCQTY7IED471
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Number of shares delivered on vesting of Conditional Award over Ordinary Shares of US$0.50. Vesting has been settled on a net settlement basis.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		nil	66,073
d)	Aggregated information - Volume - Price - Total	n/a
e)	Date of the transaction	March 1, 2024
f)	Place of the transaction	n/a

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark Crossley
2	Reason for the notification
a)	Position/status	PDMR - Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Indivior PLC
b)	LEI	213800V3NCQTY7IED471
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Vesting of Conditional Award over Ordinary Shares of US$0.50. Vesting has been settled on a net settlement basis. Shares subject to a further two-year holding period.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		nil	287,700
d)	Aggregated information - Volume - Price - Total	n/a
e)	Date of the transaction	March 1, 2024
f)	Place of the transaction	n/a

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jon Fogle
2	Reason for the notification
a)	Position/status	PDMR - Chief Human Resources Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Indivior PLC
b)	LEI	213800V3NCQTY7IED471
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Delivery of shares on vesting of Conditional Award over Ordinary Shares of US$0.50. Vesting has been settled on a net settlement basis.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		nil	106,305
d)	Aggregated information - Volume - Price - Total	n/a
e)	Date of the transaction	March 1, 2024
f)	Place of the transaction	n/a

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Christian Heidbreder
2	Reason for the notification
a)	Position/status	PDMR - Chief Scientific Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Indivior PLC
b)	LEI	213800V3NCQTY7IED471
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Delivery of shares on vesting of Conditional Award over Ordinary Shares of US$0.50. Vesting has been settled on a net settlement basis.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		nil	134,408
d)	Aggregated information - Volume - Price - Total	n/a
e)	Date of the transaction	March 1, 2024
f)	Place of the transaction	n/a

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kathryn Hudson
2	Reason for the notification
a)	Position/status	PDMR - Company Secretary
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Indivior PLC
b)	LEI	213800V3NCQTY7IED471
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Delivery of shares on vesting of Conditional Award over Ordinary Shares of US$0.50. Vesting has been settled on a net settlement basis.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		nil	28,283
d)	Aggregated information - Volume - Price - Total	n/a
e)	Date of the transaction	March 1, 2024
f)	Place of the transaction	n/a

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Vishal Kalia
2	Reason for the notification
a)	Position/status	PDMR - Chief Strategy Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Indivior PLC
b)	LEI	213800V3NCQTY7IED471
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Delivery of shares on vesting of Conditional Award over Ordinary Shares of US$0.50. Vesting has been settled on a net settlement basis.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		nil	35,442
d)	Aggregated information - Volume - Price - Total	n/a
e)	Date of the transaction	March 1, 2024
f)	Place of the transaction	n/a

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ryan Preblick
2	Reason for the notification
a)	Position/status	PDMR - Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Indivior PLC
b)	LEI	213800V3NCQTY7IED471
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Vesting of Conditional Award over Ordinary Shares of US$0.50. Vesting has been settled on a net settlement basis. Shares subject to a further two-year holding period.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		nil	204,904
d)	Aggregated information - Volume - Price - Total	n/a
e)	Date of the transaction	March 1, 2024
f)	Place of the transaction	n/a

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Richard Simkin
2	Reason for the notification
a)	Position/status	PDMR - Chief Commercial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Indivior PLC
b)	LEI	213800V3NCQTY7IED471
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Delivery of shares on vesting of Conditional Award over Ordinary Shares of US$0.50. Vesting has been settled on a net settlement basis.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		nil	163,734
d)	Aggregated information - Volume - Price - Total	n/a
e)	Date of the transaction	March 1, 2024
f)	Place of the transaction	n/a

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Hillel West
2	Reason for the notification
a)	Position/status	PDMR - Chief Manufacturing and Supply Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Indivior PLC
b)	LEI	213800V3NCQTY7IED471
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 GB00BN4HT335
b)	Nature of the transaction	Delivery of shares on vesting of Conditional Award over Ordinary Shares of US$0.50. Vesting has been settled on a net settlement basis.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		nil	93,990
d)	Aggregated information - Volume - Price - Total	n/a
e)	Date of the transaction	March 1, 2024
f)	Place of the transaction	n/a

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.